

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2018

André Guillaumon
Chief Executive Officer and Chief Operating Officer
BrasilAgro - Companhia Brasileira De Propriedades Agrícolas
Av. Brigadeiro, 1309, 5th Floor
São Paulo, SP 01452-002 Brazil

**Re: BrasilAgro - Companhia Brasileira De Propriedades Agrícolas
        Form 20-F for the Fiscal Year Ended June 30, 2017
        Filed October 26, 2017
        File No. 001-35723**

Dear Mr. Guillaumon:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Melissa Raminpour

                            Melissa Raminpour
                            Branch Chief
                            Office of Transportation and Leisure